UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission File Number 001-33983

Sims Metal Management Limited

(Translation of registrant’s name into English)

110 Fifth Avenue, Suite 700

New York, NY 10011

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report contains the following:

Exhibit No.

99.1	Press Release, dated February 22, 2013, announcing the Sims Metal Management Limited financial results for the half year ended December 31, 2012.
99.2	Financial results for the half year ended December 31, 2012; Supplemental Information.
99.3	Appendix 4D - Half Year Financial Report for the half year ended December 31, 2012.
99.4	Press release titled “Retirement Of Group CEO”, dated February 22, 2013.
99.5	Appendix 3B – New issue announcement, application for quotation of additional securities and agreement dated February 15, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 22, 2013	SIMS METAL MANAGEMENT LIMITED

/s/ Frank M. Moratti
Frank M. Moratti
Group Company Secretary and General Counsel